October 11, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	NioCorp Developments Ltd. – Request for Acceleration
Registration Statement on Form S-1
Filed on September 2, 2016, as amended, September 22, 2016
File No. 333-213451

Acceleration Request
Requested Date: October 13, 2016
Requested Time: 5:00 pm (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-213451) on behalf of NioCorp Developments Ltd. (the “Company”) to become effective on October 13, 2016 at 5:00 pm (Eastern Time) or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Sincerely,

NioCorp Developments Ltd.

By:	/s/ John Ashburn
John Ashburn
Vice President and General Counsel